EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

The following table provides our consolidated ratios of earnings to fixed charges (in thousands except ratios):

	Six Months Ended June 30,	Year Ended December 31,
	2011	2010	2009	2008	2007
Fixed Charges:
Interest expense (1)	$7,714	$12,233	$1,141	$3,978	$5,103
Amortized premiums, discounts and capitalized expenses related to indebtedness (2)	584	937	300	280	393
Estimate of the interest within rental expense (3)	8,723	15,957	17,128	17,791	10,921

Total Fixed Charges	$17,021	$29,127	$18,569	$22,049	$16,417

Earnings:
Pre-tax income from continuing operations before income or loss from equity investees (4)	$111,113	$202,451	$178,508	$149,959	$110,125
Fixed Charges	17,021	29,127	18,569	22,049	16,417
Distributed income of equity investees (4)	0	0	0	0	0

Total Earnings	$128,134	$231,578	$197,077	$172,008	$126,542

Ratio of Earnings to Fixed Charges	7.5	8.0	10.6	7.8	7.7

(1)	Interest expense consists of interest on indebtedness.
(2)	Represents the amortization of financing costs incurred in connection with the Company’s credit agreements.
(3)	The proportion of rental expense deemed to be representative of the interest factor is one third.
(4)	Equity investees are investments accounted for using the equity method of accounting.